UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Premier Biomedical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74048K104

(CUSIP Number)

Brian A. Lebrecht

c/o Clyde Snow & Sessions, P.C.

201 South Main Street, Suite 1300

Salt Lake City, UT 84111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74048K104	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jay Rosen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7.	SOLE VOTING POWER 1,470,000(1)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,470,000(1)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

__________

(1)	Includes 450,000 shares issuable upon exercise of warrants.
(2)	Assumes exercise of 450,000 warrants held by the Reporting Person and based on 22,541,753 Shares issued and outstanding as reported on the Company's Form 10-Q for the period ended June 30, 2015.

CUSIP No. 74048K104	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.00001, of Premier Biomedical, Inc., a Nevada corporation (the "Company"). The Company's current principal executive offices are located at P.O. Box 31374, El Paso, Texas 79930.

Item 2. Identity and Background.

This Statement is being filed by Jay Rosen (sometimes referred to as the "Reporting Person"). Mr. Rosen's address is 50 Roberts Road, Englewood Cliff, New Jersey, 06632. Mr. Rosen is a member of the Company's Board of Directors and has been a partner at Rosen Associates, a real estate holding and management company, since 1971. Mr. Rose is also a partner at Midway Industrial Terminal, a real estate holding and management company, since 2005. He also privately owns and manages the Rosen Farm, cellular towers and various other real estate properties, and is the President of XintCorp, a small start-up company for developing intellectual property. During the last five years, Mr. Rosen has not been convicted in a criminal proceeding. During the last five years, Mr. Rosen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. Mr. Rosen is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Person first became subject to the reporting requirements of Section 13D on January 10, 2012. At that time, the Reporting Person owned 1,020,000 Shares, which includes 10,000 Shares issuable upon exercise of a warrant. For purposes of this Section 13D, the term "Share" or "Shares" means common stock of the Company. Assuming a total of 11,471,200 Shares outstanding, the Reporting Person then owned 8.9% of the outstanding Shares.

On October 8, 2012, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 50,000 Shares at an exercise price of $1.45 per Share. One half of this warrant vested on January 15, 2013, and the other half vested on June 15, 2013. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person's beneficial ownership in the Shares increased by 0.2%, assuming 12,389,479 Shares outstanding on November 16, 2012, and by 0.3%, assuming 15,634,479 Shares outstanding on April 16, 2013.

On July 23, 2013, the Reporting Person acquired 10,000 Shares for total consideration of $1,000 upon exercise of warrant. As a result, the Reporting Person's actual ownership in the Shares increased by 0.06%, assuming 15,584,479 Shares outstanding on July 23, 2013.

On November 18, 2014, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 400,000 Shares at an exercise price of $0.25 per Share. One half of the shares underlying this warrant vested on January 15, 2015, and the other half vested on June 15, 2015. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person's beneficial ownership in the Shares increased by 0.9%, assuming 21,957,175 Shares outstanding on November 16, 2014, and by 1.8%, assuming 22,157,175 Shares outstanding on April 16, 2015.

Item 4. Purpose of Transaction.

The Reporting Person first acquired an interest in the Shares in connection with his appointment as a director of the Company, and at that time, the Reporting Person believed the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Company through, among other things, the purchase or sale of Shares on the open market, in private transactions, upon exercise of warrants (described in Section 6, below) or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

CUSIP No. 74048K104	13D	Page 4 of 6 Pages

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)

Any other material change in the Company's business or corporate structure, including but not limited to, if the company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerate above.

The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate, purchasing additional Shares, exercising warrants to purchase Shares, selling some or all of his Shares, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person now beneficially owns 1,470,000 shares of Premier Biomedical Inc.'s common stock, which includes 450,000 Shares issuable upon the exercise of warrants held by the Reporting Person. Based on 22,541,753 shares issued and outstanding as reported on the Company's Form 10-Q for the period ended June 30, 2015, plus 450,000 shares issuable upon exercise of warrants held by the Reporting Person, the Reporting Person is currently the beneficial owner of 6.4% of the outstanding shares of Premier Biomedical, Inc.'s common stock.

(b)	The Reporting Person owns the following rights with respect to the shares of Premier Biomedical, Inc.'s common stock beneficially owned by him as of the date of this report:

Sole Voting Power: 1,470,000 (Includes 450,000 shares issuable upon exercise of warrants.)

Shared Voting Power: -0-

Sole Dispositive Power: 1,470,000 (Includes 450,000 shares issuable upon exercise of warrants.)

Shared Dispositive Power: -0-

CUSIP No. 74048K104	13D	Page 5 of 6 Pages

(c)	In the past 60 days, the Reporting Person has effected the following transactions involving Shares of the Company:

(1) On October 7, 2015, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 200,000 Shares at an exercise price of $0.05 per Share. One half of the shares underlying this warrant vested on June 15, 2016, and the other half vested on December 15, 2016.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 28, 2012, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 50,000 Shares at an exercise price of $1.45 per Share. One half of this warrant vested on January 15, 2013, and the other half vested on June 15, 2013. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person's beneficial ownership in the Shares increased by 0.2%, assuming 12,389,479 Shares outstanding on November 16, 2012, and by 0.3%, assuming 15,634,479 Shares outstanding on April 16, 2013.

On November 18, 2014, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 400,000 Shares at an exercise price of $0.25 per Share. One half of the shares underlying this warrant vested on January 15, 2015, and the other half vested on June 15, 2015. Because the Reporting Person could have acquired the vested portion of the Shares underlying the warrant within 60 days of these respective vesting dates, the Reporting Person's beneficial ownership in the Shares increased by 0.9%, assuming 21,957,175 Shares outstanding on November 16, 2014, and by 1.8%, assuming 22,157,175 Shares outstanding on April 16, 2015.

On October 7, 2015, the Reporting Person was issued a warrant in consideration for services rendered to the Company, which entitles the Reporting Person to acquire a total of 200,000 Shares at an exercise price of $0.05 per Share. One half of the shares underlying this warrant vested on June 15, 2016, and the other half vested on December 15, 2016.

Item 7. Material to Be Filed as Exhibits.

7.1	Warrant dated September 28, 2012

7.2	Warrant dated December 10, 2014

7.3	Warrant dated October 7, 2015

CUSIP No. 74048K104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2015	By:	/s/ Jay Rosen
Jay Rosen